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February 8, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, DC  20549

Attn:  Geoffrey Kruczek

Re:	Viking Systems, Inc.
Amendment No. 1 to Form S-1
File No. 333-164374

Dear Mr. Kruczek:

I am securities counsel for Viking Systems, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Form S-1, File No. 333-164374, together with certain exhibits thereto (the “Registration Statement”).

The Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated February 4, 2010.

Set forth below is the Company’s response to the Staff’s comments.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Exhibit 5.1

Comment 1.
Given the statement on page 1 that the selling stockholder “will” acquire the common stock that is included on this registration statement, please clarify why the opinion indicates that the common shares “are” validly issued and fully paid.

Response 1.	The sentence referenced in the opinion letter has been changed to state that “the Shares will be duly and validly issued.”

Comment 2.
In light of the disclaimer regarding subsequent legal or factual developments in the penultimate paragraph of the opinion, please file an updated opinion on the date you expect this registration statement to be declared effective or file a revised opinion with that disclaimer removed.

Response 2.                          The paragraph containing the disclaimer has been removed.

Comment 3.
Please ensure that the consent you file is complete.  We note, for example, that the counsel has not consented to the use of the opinion and the reference to counsel’s name in the registration statement.

Response 3.
I respectfully refer you to the last paragraph in the previously-filed opinion letter regarding the matter of consent.  In response to the Staff’s comment, that paragraph has been amended to also state, “I further consent to the reference to my name and firm in the Registration Statement.”

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/  Amy M. Trombly
Amy Trombly